Date of Filing: September 1, 2000	File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5A

NOTIFICATION OF REGISTRATION

Filed under Section 5(a) of the Public Utility
Holding Company Act of 1935

Energy East Corporation
Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:
(1)	Exact name of registrant:	Energy East Corporation

(2)	Address of principal executive offices:	One Canterbury Green Stamford, CT 06904

(3)	Name and address of officers to whom notices and communications should be addressed:	Kenneth M. Jasinski Executive Vice President, General Counsel & Secretary P.O. Box 1196 One Canterbury Green Stamford, CT 06904

(4)

Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth below assume the consummation of the mergers with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources, as contemplated by Energy East's Application/Declaration in File No. 70-9569, as amended, and as authorized by the Commission in its order dated September 1, 2000, approving such Application/Declaration.

Name of Company	Organization	State/ Country	Type of Business

Energy East Corporation	Corporation	NY	Holding company

New York State Electric & Gas Corporation	Corporation	NY	Electric and natural gas utility

Connecticut Energy Corporation	Corporation	CT	Holding company

The Southern Connecticut Gas Company	Corporation	CT	Natural gas distribution and transportation utility

CNE Energy Services Group, Inc.	Corporation	CT	Energy products and services

Energy East Solutions, LLC (CNE Energy Services Group, Inc. holds 50% interest)	Limited liability company	DE	Energy products and services

Total Peaking Services, LLC	Limited liability company	DE	Natural gas storage

CNE Peaking, LLC	Limited liability company	DE	Firm in-market supply source

CNE Development Corporation	Corporation	CT	Energy-related investment company

East Coast Natural Gas Cooperative, LLC (CNE Development Corporation holds 20% interest)	Limited liability company	DE	Natural gas storage services and sales

CNE Venture-Tech Inc.	Corporation	CT	Energy-related investment company

CIS Service Bureau, LLC	Limited liability company	DE	Utility data processing services

Nth Power Technologies Fund I, LP (CNE Venture-Tech Inc. holds 7.8884% interest)	Limited partnership	CA	Energy-related investment company

Energy East Enterprises, Inc.	Corporation	ME	Energy-related investment company

New Hampshire Gas Corporation	Corporation	NH	Energy services company

Southern Vermont Natural Gas Corporation	Corporation	VT	Natural gas supply and distribution

Seneca Lake Storage, Inc.	Corporation	NY	Natural gas storage

Maine Natural Gas, LLC (formerly CMP Natural Gas, LLC) (Energy East Enterprises, Inc. holds an approximate 87% interest)	Limited liability company	ME	Natural gas utility

XENERGY Enterprises, Inc.	Corporation	DE	Energy-related investment company

Energy East Solutions, Inc.	Corporation	DE	Electricity and natural gas marketer

NYSEG Solutions, Inc.	Corporation	NY	Electricity and natural gas marketer

South Jersey Energy Solutions, LLC (Energy East Solutions, Inc. holds 50% interest)	Limited liability company	DE	Electricity marketer, energy services

Energy East Solutions, LLC (Energy East Solutions, Inc. holds 50% interest)	Limited liability company	DE	Energy products and services

Energy East Telecommunications, Inc.	Corporation	DE	Exempt Telecommunications Company

Telergy East, LLC (Energy East Telecommunications, Inc. holds 50% interest)	Limited liability company	NY	Telecommunications (application for exempt telecommunications company filed August 17, 2000)

Cayuga Energy, Inc.	Corporation	DE	Energy-related investment company

Carthage Energy, LLC	Limited liability company	NY	Co-generation

South Glens Falls Energy, LLC (Cayuga Energy, Inc. holds 85% interest)	Limited liability company	NY	Co-generation

XENERGY Inc.	Corporation	MA	Energy services

XENERGY Canada, Inc.	Corporation	Canada	Energy services

XENERGY International, Inc.	Corporation	DE	Energy services

KENETECH Energy Management, Inc.	Corporation	MA	Energy services

KENETECH Energy Management International, Inc.	Corporation	DE	Energy services

KENETECH Energy Manage- ment, Limited	Limited company	Canada	Energy services

KEM 1991, Inc.	Corporation	DE	Energy services

KEM Partners 1991, LP (KENETECH Energy Manage- ment, Inc. holds 99% interest and KEM 1991, Inc. holds 1% interest)	Limited partnership	DE	Energy services

Energy East Management Corporation	Corporation	ME	Service company (application pending)

CMP Group, Inc.	Corporation	ME	Holding company

Central Maine Power Company	Corporation	ME	Electric transmission and distribution utility

Maine Electric Power Company, Inc. (Central Maine Power Company holds 78.3% of voting stock)	Corporation	ME	Electric transmission utility

NORVARCO	Corporation	ME	Electric utility

Chester SVC Partnership (NORVARCO holds 50% general partnership interest)	General partnership	ME	Static var compensator facility

Central Securities Corporation	Corporation	ME	Real estate

Cumberland Securities Corporation	Corporation	ME	Real estate

Maine Yankee Atomic Power Company (Central Maine Power Company holds 38% voting interest)	Corporation	ME	Nuclear generator - in process of being decommissioned

Yankee Atomic Electric Company (Central Maine Power Company holds 9.5% voting interest)	Corporation	MA	Decommissioned nuclear generator

Connecticut Yankee Atomic Power Company (Central Maine Power Company holds 6% voting interest)	Corporation	CT	Nuclear generator - in process of being decommissioned

Vermont Yankee Nuclear Power Corporation (Central Maine Power Company holds 4% voting interest)	Corporation	VT	Nuclear generator

MaineCom Services	Corporation	ME	Telecommunications (application for exempt telecommunications company filed July 21, 2000)

New England Investment Corporation	Corporation	DE	Telecommunications (application for exempt telecommunications company filed July 21, 2000)

New England Business Trust	Business Trust	MA	Telecommunications (application for exempt telecommunications company filed July 21, 2000)

NorthEast Optic Network, Inc. (New England Business Trust holds approximately 27% of voting stock)	Corporation	DE	Telecommunications

New England Security Corp.	Corporation	MA	Telecommunications (application for exempt telecommunications company filed July 21, 2000)

New England Gas Development Corporation	Corporation	ME	Investment company

Maine Natural Gas, LLC (New England Gas Development Corporation holds an approximate 13% interest)	Limited liability company	ME	Natural gas distribution utility

The Union Water-Power Company	Corporation	ME	Utility services, real estate, energy management services

CTG Resources, Inc.	Corporation	CT	Holding company

Connecticut Natural Gas Corporation	Corporation	CT	Natural gas distribution and transportation utility

CNG Realty Corp.	Corporation	CT	Real estate

The Energy Network, Inc.	Corporation	CT	Energy services

The Hartford Steam Company	Corporation	CT	Heating and cooling services

TEN Transmission Company	Corporation	CT	Transmission system

ENI Gas Services, Inc.	Corporation	CT	Energy services

KBC Energy Services (ENI Gas Services, Inc. holds 99% interest, TEN Gas Services, Inc. holds 1% interest)	General Partnership	MA	Inactive

TEN Gas Services, Inc.	Corporation	CT	Energy services

Berkshire Energy Resources	Business Trust	MA	Holding company

The Berkshire Gas Company	Corporation	MA	Natural gas utility

Berkshire Propane, Inc.	Corporation	MA	Liquefied petroleum

Berkshire Service Solutions, Inc.	Corporation	MA	Energy services

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Ithaca and State of New York, on the      1st         day of             September              2000.
Energy East Corporation By: /s/ Robert D. Kump Robert D. Kump Vice President and Treasurer

(Seal)

Attest:
/s/ Kenneth M. Jasinski
    Kenneth M. Jasinski
    Executive Vice President, General
    Counsel & Secretary

VERIFICATION

State of New York                    )
                                                 )   ss.
County of Tompkins                 )

The undersigned, being duly sworn, deposes and says that he has duly executed the attached notification of registration dated September 1, 2000, for and on behalf of Energy East Corporation; that he is the Vice President and Treasurer of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
/s/ Robert D. Kump Robert D. Kump

(Official Seal)

Subscribed and sworn to before me, a notary public this    1st     day of      September       2000.
/s/ Darlene E. Beach Darlene E. Beach

My commission expires: June 30, 2001